CANCELLATION OF INSTRUMENT


     Net Lnnx, Inc., for consideration which is hereby received and acknowledged, hereby cancels, rescinds, revokes, annuls, and voids the Promissory Note in the amount of $250,000 dated December 31, 1996, signed by Ronald W. Hayes, Jr. on behalf of the maker, R.H. Financial Services, Inc., so that neither Ronald W. Hayes, Jr. nor R.H. Financial Services, Inc. shall have any obligation to make payment on either the principal or interest on such principal described in said promissory note.



NET LNNX, INC.


/s/Ronald P. Perella
Ronald P. Perella, Executive Vice President